United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement | Lisbon | 13 August 2015

OI DISCLOSES THE 2015 SECOND QUARTER RESULTS

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., on the 2015 second quarter results, as detailed in the company’s document attached hereto.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

pharol.pt

QUARTERLY  REPORT

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the second quarter of 2015.

Oi S.A. | www.oi.com.br/ir

2Q15 RESULTS IN LINE TO DELIVER 2015 GUIDANCE

•                  In a difficult macro-economic environment, once again Oi has delivered results consistent with its commitment to the market. The Company reiterates 2015 guidance of routine EBITDA of R$ 7.0 to 7.4 billion and OCF improvement of R$ 1.2 to 1.8 billion, both for Brazilian operations.

•                  In 2Q15, Oi grew the routine EBITDA of Brazilian operations by +10.7% y.o.y to deliver EBITDA of R$ 1,816 million. This result is the product of our ongoing business transformation. Despite inflation of 8.9% in Q2 (higher than the 8.1% in Q1) Oi reduced Brazilian operations opex by 10.5% y.o.y. in the quarter, an acceleration of cost reduction versus Q1. Operating costs and expenses reached R$ 4,739 million in 2Q15, resulting in an EBITDA margin of Brazilian operations of 27.7%, an expansion versus last year of 4.1 p.p. We are confident that we still have great opportunities ahead of us.

•                  In Brazil, routine EBITDA minus Capex reached R$ 775 million in the quarter, an increase of 198% over the same quarter last year, as a result of EBITDA growth, business transformation and increased focus on investment efficiency. In this quarter, Capex in Brazil was R$ 1,041 million (-24.5% y.o.y), of which 88% were allocated for improvement and expansion of the network. Our largest and most important infrastructure projects are coming in ahead of schedule and under budget despite current difficult conditions. As a result, we are not only reducing our capex but also delivering objective network improvements. In wireless, our data drop rates have declined by 1.3 p.p. y.o.y, while data traffic has increased by 20% in 2G and by 67% in 3G. In fixed broadband, our average delivered speeds have increased by 21.4% y.o.y. and this month we will launch a VDSL service.

•                  Total net revenues in Brazil reached R$ 6,555 million (-5.5% y.o.y), mainly impacted by the MTR decline and the reduction in handset revenues. In April, Oi outsourced its handset operations, generating a negative impact of approximately R$ 140 million in handset revenues in the mobility segment. It is important to highlight that, on the other hand, this change will lead to higher margins and better working capital.

•                  Net service revenues, which excludes handset revenues, reached R$ 6,486 million, a fall of 3.3%, mainly impacted by lower interconnection tariffs (MTR) in mobile and the more challenging macroeconomic environment, especially in the Corporate / SMEs segment.

•                  Net revenues in the Residential segment reached R$ 2,460 million, -2.4% y.o.y, a stable trend from the previous quarter, driven by broadband and pay TV revenues (+8.0% e +50.9%, respectivally) as a result of new offers, better sales mix, and a continued focus on bundled offers and upselling. This focus on profitability resulted in another quarter of ARPU growth in all products, making residential ARPU accelerate growth and reach R$ 78.5 (+ 6.2% y.o.y) in the quarter.

•                  In Personal Mobility, net customer revenues (excluding MTR and handset revenues) totaled R$ 1,757 million, +3.5% y.o.y, due to the 2.7% growth in prepaid recharges combined with the 7.4% annual increase in the postpaid ARPU (ex-MTR), both driven by the data usage growth. Data revenue growth of 51% continues to underpin our success. Oi has increased its smartphone penetration and the migration of customers to its 3G and 4G network, improving customers´ service and experience. As a result, data revenues now represent 40% of total mobile customer revenues.

•                  Net revenues in Corporate/SMEs reduced by 4.5% y.o.y in the quarter, mainly impacted by the macroeconomic environment in Brazil.

•                  Routine operating cash flow remained stable in the quarter. Net debt increased to R$ 34,644 million, mainly affected by the annual 3G license payment, the bi-annual payment of the concession fee and financial expenses. In the second half we expect cash burn to be lower as one offs from 1H15 do not recur. The Company has begun its liability management program in the wake of the sale of PT and is focused on continuing asset sales, reduction of financial expenses, extension of maturities and strengthening the balance sheet.

Summary

in R$ million or otherwise stated	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Oi S.A. Pro-forma (1)
Total Net Revenues	6,784	7,154	7,040	-5.2%	-3.6%	13,824	14,255	-3.0%
EBITDA	1,899	1,833	2,011	3.6%	-5.6%	3,910	4,907	-20.3%
EBITDA Margin (%)	28.0%	25.6%	28.6%	2.4p.p.	-0.6p.p.	28.3%	34.4%	-6.1p.p.
Routine EBITDA	1,947	1,754	2,011	11.0%	-3.2%	3,958	3,581	10.5%
Routine EBITDA Margin (%)	28.7%	24.5%	28.6%	4.2p.p.	0.1p.p.	28.6%	25.1%	3.5p.p.
Consolidated Net Earnings (Loss) (2)	671	-217	-447	n.m.	n.m.	224	10	2134%
Net Debt	34,644	46,239	32,557	-25.1%	6.4%	34,644	46,239	-25.1%
Available Cash	16,636	5,988	2,079	177.8%	700.0%	16,636	5,988	177.8%
CAPEX	1,069	1,427	1,025	-25.1%	4.3%	2,093	2,700	-22.5%

in R$ million or otherwise stated	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
BRAZIL
Revenue Generating Unit - (‘000)	72,975	74,895	73,577	-2.6%	-0.8%	72,975	74,895	-2.6%
Residential	16,791	17,514	17,148	-4.1%	-2.1%	16,791	17,514	-4.1%
Personal Mobility	47,756	48,618	47,940	-1.8%	-0.4%	47,756	48,618	-1.8%
Corporate / SMEs	7,778	8,108	7,836	-4.1%	-0.7%	7,778	8,108	-4.1%
Public Telephones	651	656	653	-0.6%	-0.2%	651	656	-0.6%
Total Net Revenues	6,555	6,935	6,841	-5.5%	-4.2%	13,396	13,811	-3.0%
Net Service Revenues(3)	6,486	6,711	6,639	-3.3%	-2.3%	13,125	13,465	-2.5%
Residential	2,460	2,519	2,491	-2.4%	-1.2%	4,951	5,072	-2.4%
Personal Mobility	1,950	2,023	2,060	-3.6%	-5.3%	4,009	4,075	-1.6%
Customer (4)	1,757	1,698	1,799	3.5%	-2.3%	3,557	3,352	6.1%
Corporate / SMEs	2,001	2,080	2,019	-3.8%	-0.9%	4,019	4,163	-3.5%
Routine EBITDA	1,816	1,640	1,928	10.7%	-5.8%	3,745	3,350	11.8%
Routine EBITDA Margin (%)	27.7%	23.7%	28.2%	4.1p.p.	-0.5p.p.	28.0%	24.3%	3.7p.p.
CAPEX	1,041	1,380	984	-24.5%	5.8%	2,025	2,588	-21.7%
Routine EBITDA - CAPEX	775	260	944	197.6%	-17.9%	1,719	762	125.6%

(1)         Pro-forma figures, except net earnings, net debt and available cash.

(2)         Consolidated Net Earnings include the discontinuation of the operations of PT Portugal SGPS, S.A. (“PT Portugal”). Net Earnings from Discontinued Operations include the positive effect related to exchange variation gains over PT Portugal book value, which was registered on the shareholders’ equity in 4Q14. With the completion of PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

(3)         Excludes handset revenues. The handset operations outsourced in this quarter had a negative impact of approximately R$ 140 million in handset revenues in the Personal Mobility segment.

(4)         Includes: subscriptions, outgoing calls, mobile long distance, roaming and value added services.

Net Revenues:

Table 1 – Breakdown of Net Revenues

	Quarter					Half Year			Weight %
R$ million	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY	2Q15	2Q14
Total Net Revenues (Pro-forma)	6,784	7,154	7,040	-5.2%	-3.6%	13,824	14,255	-3.0%	100.0%	100.0%
Brazil	6,555	6,935	6,841	-5.5%	-4.2%	13,396	13,811	-3.0%	96.6%	96.9%
Residential	2,460	2,519	2,491	-2.4%	-1.2%	4,951	5,072	-2.4%	36.3%	35.2%
Personal Mobility	2,018	2,231	2,259	-9.6%	-10.7%	4,276	4,397	-2.8%	29.7%	31.2%
Service	1,950	2,023	2,060	-3.6%	-5.3%	4,009	4,075	-1.6%	28.7%	28.3%
Customer	1,757	1,698	1,799	3.5%	-2.3%	3,557	3,352	6.1%	25.9%	23.7%
Network Usage	193	324	260	-40.6%	-26.0%	453	723	-37.4%	2.8%	4.5%
Sales of handsets, sim cards and others	68	208	199	-67.4%	-65.9%	267	322	-17.0%	1.0%	2.9%
Corporate / SMEs	2,001	2,096	2,021	-4.5%	-1.0%	4,022	4,187	-3.9%	29.5%	29.3%
Other services	76	89	70	-14.2%	8.2%	146	155	-5.8%	1.1%	1.2%
Others	229	219	199	4.7%	15.0%	428	444	-3.5%	3.4%	3.1%

In 2Q15, consolidated net revenues totaled R$ 6,784 million, 5.2% down from 2Q14 and 3.6% lower than in the previous quarter. Total revenues from operations in Brazil fell by 5.5% y.o.y. (although R$140m of this reduction was as a result of outsourced operations), while revenues from other operations (Africa and East Timor) increased by 4.7% y.o.y. and 15.0% over the previous quarter, mainly due to the MTC performance and the exchange rate related to the operations in Namíbia.

BRAZIL

Total net service revenues, which excludes handset revenues, reached R$ 6,486 million in 2Q15, -3.3% y.o.y. Net revenues from the Brazilian operations (“Brazil”) totaled R$ 6,555 million in 2Q15, 5.5% lower than in 2Q14 and 4.2% down from 1Q15. In the y.o.y. comparison, the decline was due to (i) lower handset revenues, due to the outsourcing of the handset operation; (ii) lower revenues from network usage, mainly as a result of the 33.3% cut in the regulated interconnection tariffs of mobile services (“MTR”) as of February 24, 2015, with the respective decline in fixed-to-mobile tariffs (“VCs”); and (iii) the decline in fixed voice revenues due to the reduction in the customer base. This reduction was partially offset by 8.0% growth in broadband revenues and 50.9% growth in pay TV revenues, in the Residential segment, as well as the increase of 50.7% in data revenues, in the Personal Mobility segment.

In the comparison with 1Q15, the revenue decline was mainly impacted by the outsourcing of the handset operation (an impact of -R$140 million in revenues from the mobility segment) at the beginning of April and the MTR cut that impacted the three months of the second quarter, versus only one month in the first quarter.

In addition, the deterioration of the Brazilian macroeconomic scenario had a negative impact on the revenues, especially, the Corporate/SME segment.

	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Residential
Net Revenues (R$ million)	2,460	2,519	2,491	-2.4%	-1.2%	4,951	5,072	-2.4%
Revenue Generating Units (RGU) - (‘000)	16,791	17,514	17,148	-4.1%	-2.1%	16,791	17,514	-4.1%
Fixed Line in Service	10,440	11,360	10,703	-8.1%	-2.5%	10,440	11,360	-8.1%
Fixed Broadband	5,167	5,268	5,213	-1.9%	-0.9%	5,167	5,268	-1.9%
Pay TV	1,184	887	1,232	33.5%	-3.9%	1,184	887	33.5%
ARPU Residential (R$)	78.5	73.9	77.6	6.2%	1.2%	78.1	73.8	5.8%

Net revenues from the Residential segment totaled R$ 2,460 million in 2Q15 (-2.4% y.o.y.), and it was flat compared to the variation of 1Q15 (vs. 1Q14). The segment is still being negatively impacted by the reduction in VC tariffs and the wireline base. However, it is important to highlight the increase in broadband and pay TV revenues in the period, partially offsetting the decline in wireline revenues. The y.o.y. upturn in revenues from these services reflects the Company’s efforts to improve the sales mix through higher value offerings combined with the bundle strategy. The focus on improving sales quality and the actions to upgrade the speed of broadband and upselling the TV has been consistently showingprofitability improvement, with a better revenue performance compared to the performance of RGUs, which is directly reflected in a higher ARPU.

In the sequential comparison, Residential net revenues fell by 1.2%, basically due to the fixed line service, given the decline in the customer base and VC tariffs. RGUs reached 16,791 thousand this quarter (-4.1% y.o.y.), impacted by the 8.1% reduction in fixed line RGUs and partially offset by the 33.5% increase in pay TV RGUs. In sequential terms, there was a 2.1% decline in RGUs, due to Oi’s focus on the profitability of the existing customer base and sales quality.

The strategies defined by the Company at the end of 2014 of increasing the existing base’s profitability through upselling and cross-selling initiatives, seeking new customers with a better acquisition mix through the sale of multiple-play services, and repositioning Residential offers have had a positive result, as demonstrated by the trajectory of average revenues per client in the period. The individual ARPU of each product (fixed line, broadband and pay TV) continued to improve over the previous quarter, underlining the success of the strategy of increasing the existing customer base’s profitability.

Residential ARPU

In 2Q15, residential ARPU came to R$ 78.5, +6.2% y.o.y and 1.2% higher than in 1Q15. The main driver behind this increase was the Company’s focus on offering more and higher value added services to new and existing customers by combining upselling and cross selling initiatives. As a result, the penetration of bundled offerings in the Company’s base increased and customers with more than one Oi product now represent 62.5% of the households (+2.4 p.p. y.o.y.). With more products per customer, the Company is able to increase customer loyalty and, consequently, stabilize churn rates.

Wireline

The Company ended 2Q15 with 10,440 thousand wireline customers in the Residential segment (-8.1% y.o.y. and -2.5% q.o.q.). Net disconnections totaled 263 thousand fixed lines in this quarter, impacted by the increaseof bad debt, which affects involuntary disconnections. On the other hand, wireline ARPU edged up by 0.4% over 1Q15. By offering and selling more products to the existing base, the Company reinforces customer loyalty, increasing the segment’s ARPU and reducing the churn rates. This can be verified through the comparison between the churn rates of stand-alone products and bundled offerings, with the latter presenting rates substantially lower than the former. In this context of service convergence, pay TV and broadband figure as key products in multiple-play offerings that combine wireline, broadband, pay TV and mobile services.

The existing bundled offers, Oi Conta Total (“OCT”) and Oi Voz Total (“OVT”), have successfully increased ARPU and reduced the segment’s churn. In 2Q15, OCT corresponded to 10.7% of the Residential wireline base, +1.4 p.p. y.o.y, with a churn rate of 11.4%, lower than the standalone wireline churn rate. In the same period, the share of low-end offerings in the gross additions improved substantially, falling by 23.6 p.p.. The OVT offer, which combines wireline and mobile, corresponded to 15.0% of the Residential wireline base in 2Q15, 2.5 p.p. up y.o.y. Additionally, the average penetration of SIM cards per OVT customer stood at 1.6 in 2Q15. OVT recorded a churn rate 24.4% lower than the stand-alone wireline offering.

In line with the business turnaround process, the strengthening of the bundled strategy and base quality improvement, Oi began the soft launch of new bundled packages, Oi Total, combining exclusive wireline, broadband, pay TV and mobility offerings. This model envisages the joint installation of wireline and broadband, and posteriorly, of TV service, as well as integrated billing in a single bill, in addition to providing a single customer service, generating a positive impact throughout the value chain.

In the quarter, Oi presents y.o.y reduction in gross adds, due to the offering repositioning and the focus on sales quality in order to reduce selling costs and improve operating efficiency. The reduction in gross adds was accompanied by a virtually stable churn rate. In the period, it is worth noting the 47.4 p.p. decline in the share of low-end offerings in wireline gross adds.

Broadband

Oi had 5,167 thousand fixed broadband RGUs in the Residential segment at the end of June 2015, 1.9% lower than in 2Q14 and 0.9% down from 1Q15. However, similarly to wireline service, broadband ARPU increased by 1.8% over 1Q15, highlighting the 9.9% of growth comparing to 2Q14, thanks to the Company’s current focus on improving the quality and increasing the profitability of its customer base.

This ARPU increase is mainly associated with the improvement in broadband speed, enabled by the Company’s focus on infrastructure investment in recent quarters. In 2Q15, broadband also presented a significant improvement in the gross add mix, with a 19.3 p.p. y.o.y. decline in the share of low-end offerings. It is worth noting the performance of the average speed for Residential broadband RGUs, which increased by 21.4% y.o.y. to 4.9 Mbps. Also, the share of RGUs with speeds equal to or greater than 5 Mbps and 10 Mbps improved by 11.6 p.p. y.o.y. to 54.5% and 6.8 p.p. to 26.6%, respectively. The average speed of gross adds was 7.1 Mbps (+57.9% y.o.y. and +6.6% q.o.q.). Currently, around 74.5% of gross adds have speeds equal to or greater than 5 Mbps and 52.1% have speeds equal to or greater than 10 Mbps.

In 2Q15, there was a decline in gross adds, as a result of the strategy of focusing on sales quality and price repositioning, occurred at the end of 2014, with a respective stable churn rate, resulting in 47,000 net disconnections in the quarter. Broadband penetration in the households that have Oi services reached 49.5%, 3.1 p.p. higher than in 2Q14 and +0.8 p.p. comparing to 1Q15.

Pay TV

Oi ended the quarter with a pay TV base of 1,184 thousand RGUs (33.5% higher than in 2Q14 and 3.9% lower than in 1Q15). The customer base reduction in the quarter was due to the repositioning of Oi TV’s offering and the increased focus on the profitability of the existing customer base, linked to the gross adds quality. Pay TV

ARPU increased by 6.7% over 2Q14 and 4.7% over 1Q15, while the churn rate remained stable, reflecting an improvement in the sales mix and after-sales processes, a reduction in product payback, and cross selling initiatives. Pay TV presented a substantial reduction in the share of low-end offerings in the gross add mix (-28.4 p.p. y.o.y.).

In addition, in 2Q15, Oi TV’s penetration reached 11.3% of the households with Oi products, 3.5 p.p. more than in 2Q14. This increase reflects the participations of new TV acquisitions by customers with at least one other Oi product, and the Company’s continuous investment in the product, which offers complete content with the most attractive offering in the market. Oi TV provides differentiated high-definition content, with high definition in all the offers, in addition to a large number of channels, including open channels in high definition in all the offers, a range of regional channels, new pay-per-view services and digital video recording. Strengthening the Oi’s TV innovation attributes, the Company recently launched “Oi Play”, which is the TV Everywhere service, where customers can watch the contents of several channels where and when they want, for any device (smartphone, tablet or PC) with an internet connection. The service has no additional cost to the customer and it offers live and on demand programming, offering flexibility and mobility compatible to the current customers’ demands.

Oi TV’s differentiated quality allows it to move forward with its upselling strategy and, consequently, increase Residential ARPU, while retaining the customer base. The churn rate in households with three Oi products (3P) was 3.0 p.p. lower than in households with only Oi TV.

	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Personal Mobility
Net Revenues (R$ million)	2,018	2,231	2,259	-9.6%	-10.7%	4,276	4,397	-2.8%
Service	1,950	2,023	2,060	-3.6%	-5.3%	4,009	4,075	-1.6%
Customer (1)	1,757	1,698	1,799	3.5%	-2.3%	3,557	3,352	6.1%
Network Usage	193	324	260	-40.6%	-26.0%	453	723	-37.4%
Sales of handsets, sim cards and others	68	208	199	-67.4%	-65.9%	267	322	-17.0%
Revenue Generating Units (RGU) - (‘000)	47,756	48,618	47,940	-1.8%	-0.4%	47,756	48,618	-1.8%
Prepaid Plans	40,719	41,801	40,824	-2.6%	-0.3%	40,719	41,801	-2.6%
Postpaid Plans(2)	7,037	6,817	7,116	3.2%	-1.1%	7,037	6,817	3.2%

Note: (1) Includes: subscriptions, outgoing calls, mobile long distance, roaming and value added services.

(2) Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

Net revenues from Personal Mobility reached R$ 2,018 million in 2Q15, (-9.6% y.o.y. and -10.7% q.o.q.), chiefly due to the decline in network usage revenues related to the MTR cuts and the reduction in handset revenues as a result of the outsourcing of the majority of our handset business.

In 2Q15, customer revenues amounted to R$ 1,757 million, +3.5% y.o.y., as a result of the 50.7% upturn in data revenues reaching R$ 709 million in the quarter, equivalent to 40.4% of total customer revenues (+12.7 p.p. y.o.y.). The y.o.y. increase of 3.2% in the postpaid base and 2.7% in recharge volume also contributed to this positive performance. The 2.3% q.o.q. reduction in client revenues was chiefly due to the slowdown in recharge growth.

Revenues from network usage fell by 40.6% y.o.y. and 26.0% q.o.q., totaling R$ 193 million in 2Q15, explained by the MTR cuts implemented this year and the reduction in off-net traffic. On February 24, 2015, interconnection tariffs (MTR) declined to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively, a 33.3% reduction from the tariffs established in February of the previous year.

In 2014, ANATEL approved additional MTR cuts, as follows: (i) in 2016: R$ 0.09317, R$ 0.10309 and R$ 0.11218; (ii) in 2017: R$ 0.04928, R$ 0.05387 and R$ 0.06816; (iii) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iv) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

Handset sales totaled R$68 million in 2Q15, 67.4% lower than in 2Q14 and 65.9% down from 1Q15, due to the outsourcing of handset logistics and finances implemented in April this year. This reduction in handset revenues was followed by a corresponding decline in the cost of goods sold and had a positive impact on the EBITDA margin by reducing logistics and warehousing costs. Under this model, Oi remains responsible for the strategic management of the handset chain, the relationship with sales channels and the definition of the handset portfolio, while its partner Allied, the largest distributor currently in operation in Brazil, is responsible for the purchase, distribution and sale of handsets.

The change in the distribution model has the following main objectives: (i) further accelerate sales and the migration of the base to 3G/4G smartphones; (ii) increase logistics efficiency and improve the supply of handsets to the sale channels; (iii) reduce logistics costs and COGS; and (iv) reduce the working capital employed in the handset operation.

Smartphone sales accounted for 77% of total sales. 3G/4G handset penetration reached 54% of the total base (+23 p.p. y.o.y and +5 p.p. q.o.q). Oi has been stimulating the migration of 2G technology to 3G, where the customer has a better data user experience. As will be discussed later, the Company has been investing significantly to improve its unique infrastructure of transportation and transmission to benefit from the migration movement from voice to data that has seen in the market.

The Personal Mobility customer base closed 2Q15 with 47,756 thousand RGUs, 1.8% less than in 2Q14 and 0.4% down from 1Q15. Net disconnections totaled 862 thousand in the last 12 months, of which 1,082 thousand were prepaid and 220 thousand were postpaid. The prepaid performance is a result of the stricter prepaid base cleanup policy focused on business profitability.

In 2Q15, Oi’s mobile customer base (Personal Mobility + Corporate/SMEs) reached 50,253 thousand RGUs, 47,756 thousand of which in the Personal Mobility segment and 2,497 thousand in the Corporate/SME segment. The Company recorded 5.4 million gross adds and 157 thousand net disconnections in 2Q15.

Prepaid

In 2Q15, the prepaid customer base reached 40,719 thousand RGUs in the Personal Mobility segment, 2.6% less than in 2Q14 due to the base cleanup policy. In the sequential comparison, there was a 0.3% decline, with 105 thousand net disconnections in the quarter.

Despite the impact of the economic slowdown, recharges increased by 2.7% over 2Q14, due to the measures launched at the end of 2014, such as the repositioning of offerings, the simplification of the recharge portfolio (increasing the average value of top-ups) and the end of navigation at slower speeds after consumption of the contracted volume in the weekly and monthly internet packages.

Prepaid mobile internet revenues (excluding VAS and SMS revenues) grew by 43.1% y.o.y. Prepaid data traffic grew by 64.2%, while the share of data usage in recharge consumption rose 38.3% in the same period. In the y.o.y. comparison, VAS revenues from the prepaid segment increased by 62.3%, due to the offering of services focusing on smartphones with high relevance for customers, in addition to the increase in service sales channels.

Given the Brazilian current scenario of higher default levels and high cost of capital, the prepaid segment plays an even more essential role, as it has a favorable impact on working capital, low customer acquisition costs and no bad debt.

Postpaid

Postpaid customers in Personal Mobility totaled 7,037 thousand RGUs in the quarter (+3.2% y.o.y. and -1.1% q.o.q), with a 14.7% share of the total Personal Mobility base. The Oi Controle plan reached a 43.1% of share of Oi’s postpaid base (+2.0 p.p. y.o.y), an annual increase of 8.1%. Oi Controle has strategic value for the Company, since it combines advantages that are characteristic of prepaid offerings, such as the absence of bad debt and a favorable impact on working capital, with advantages that are characteristic of postpaid offerings, such as a heavier consumption profile. Thus, this plan presents a lower churn rate and a more attractive ARPU compared to prepaid plans.

Mobile internet revenues in the postpaid segment were 24.6% higher in 2Q15 than in the same quarter of 2014, due to the increased penetration of 3G/4G smartphones and data packages.

2G, 3G and 4G LTE Coverage

Oi´s 2G coverage reached 3,399 municipalities in 2Q15, covering 93% of the country’s urban population. 3G coverage was expanded to 248 new municipalities (+26.0% y.o.y), totaling 1,185 municipalities, or 78% of the Brazilian urban population. In order to meet the increasing demand for data usage and seize the opportunities in the mobile data segment, the Company has been improving its coverage quality and 3G network capacity. The Company offers 4G LTE access in 45 municipalities, which represent 36% of the urban population.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + Corporate / SMEs) as if they were generated by a separate mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU reached R$16.3 (-8.0% y.o.y. and -8.0% q.o.q.) in 2Q15, mainly impacted by the MTR cuts, partially offset by the increase in data revenues and prepaid recharge volume.

Excluding interconnection revenues, mobile ARPU increased by 7.0% over 2Q14, as a result of the Company’s efforts to increase the profitability of its customer base. Due to the focus on the simplification of its portfolio, the reduction in the number of less profitable plan and recharge offerings and the combination of voice and data packages across the entire portfolio, ARPU of new customers improved and operating costs fell thanks to the simplification of the sales process.

In the sequential comparison, ARPU remained stable, as a result of the increase in M2M (Machine-to-Machine) SIM cards in the Corporate segment, which have lower ARPU.

It is important to highlight the ARPU performance and the lower churn in the quarter. This behaviour is a result of the efforts introduced at the end of 2014, designed to improve the profile of Oi’s customer base, increasing profitability and reducing churn rate.

	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Corporate / SMEs
Net Revenues (R$ million)	2,001	2,096	2,021	-4.5%	-1.0%	4,022	4,187	-3.9%
Revenue Generating Units (RGU) - (‘000)	7,778	8,108	7,836	-4.1%	-0.7%	7,778	8,108	-4.1%
Fixed	4,677	4,995	4,754	-6.4%	-1.6%	4,677	4,995	-6.4%
Broadband	604	628	612	-3.9%	-1.4%	604	628	-3.9%
Mobile	2,497	2,485	2,470	0.5%	1.1%	2,497	2,485	0.5%

Note: SMEs means small and medium enterprises.

Net revenues in the Corporate / SMEs segment amounted to R$2,001 million (-4.5% y.o.y. and -1.0% q.o.q.) in 2Q15, due to the cut in MTR and VC tariffs, the reduction in voice traffic, in addition to the more fragile economic scenario, which has impacted companies and governments. In the y.o.y. comparison, it is important to note the stronger comparison basis in 2Q14 due to Corporate revenues related to the FIFA contract in the period. In line with the focus on business profitability, Oi does not offer handset subsidies for contracts in the Corporate/SME segment.

Oi closed 2Q15 with 7,778 thousand RGUs (-4.1% y.o.y. and -0.7% q.o.q.) in the Corporate / SMEs segment. This decline was the result of the reduction in wireline and broadband RGUs, partially offset by the increase in mobile RGUs, related to the high volume of M2M SIM card sales in the quarter. The data circuit plant also grew in the period, while the advanced voice base remained stable.

Corporate

In addition to the macro scenario, the Corporate segment was impacted by the global trend of reduction in voice volume. The Company has successfully reduced its dependence on voice services through the more intense offering of data, IT and value-added services, such as management services, security solutions, Cloud services, ICT and Datacenter, and M2M (Machine-to-Machine). As a result, the share of non-voice services increased by 1.7 p.p. over the same period last year, representing 63% of the segment’s total net revenue.  Excluding the non-recurring effect of the FIFA contract, the share increased by 3.3 p.p. Non-traditional services revenues grew by 22.6% y.o.y. excluding the revenues related to the FIFA contract.

SMEs

The SME segment was more severely impacted by the economic slowdown this quarter. A number of structural measures designed to reduce costs and improve processes have led to an increase in margins, including: (i) the use of franchises as the only physical sales channel; (ii) portfolio simplification in order to improve efficiency and quality in the product chain; (iii) revision of the after-sales structure, in order to improve the management of delivery, repair and accounts; (iv) revision of the credit policy in order to reduce bad debt; and (v) the end of handset subsidies.

Operating Costs and Expenses

Table 2 — Breakdown of Operating Costs and Expenses

Item - R$ million	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Operating Expenses (Pro-forma)
Brazil	4,739	5,295	4,912	-10.5%	-3.5%	9,651	10,462	-7.7%
Personnel	596	708	592	-15.8%	0.7%	1,188	1,367	-13.1%
Interconnection	427	671	504	-36.4%	-15.2%	931	1,427	-34.8%
Third-Party Services	1,574	1,525	1,532	3.2%	2.7%	3,106	3,017	3.0%
Network Maintenance Service	490	436	451	12.4%	8.6%	942	911	3.4%
Handset Costs/Other (COGS)	36	173	138	-79.4%	-74.2%	174	275	-37.0%
Marketing	91	182	33	-50.1%	173.8%	124	297	-58.2%
Rent and Insurance	811	793	876	2.3%	-7.4%	1,687	1,570	7.5%
Provision for Contingencies	269	211	223	27.4%	20.5%	492	357	37.7%
Provision for Bad Debt	179	173	146	3.1%	22.7%	324	376	-13.9%
Taxes and Other Expenses (Revenues)	266	422	417	-36.9%	-36.2%	683	863	-20.8%
Others	98	105	116	-5.9%	-15.3%	215	212	1.2%
Routine OPEX	4,837	5,399	5,029	-10.4%	-3.8%	9,866	10,674	-7.6%

Total consolidated routine opex fell by a substantial 10.4% over 2Q14, totaling R$ 4,837 million. In the sequential comparison, operating costs and expenses fell by 3.8%.

The routine opex of Brazilian operations reached R$ 4,739 million in 2Q15, -10.5% y.o.y and -3.5% q.o.q. This demonstrates the successful execution of the Company’s operational turnaround through cost reduction plan that, over 2015, is showing results even on a scenario of dollar appreciation, higher electricity tariffs and 8.9% accumulated inflation in the last twelve months, which negatively pressuring costs.

In order to ensure compliance with this transformation plan, an executive area was created to monitor and support the execution of the plan’s initiatives, supported by external consultants specialized in this type of project.

Personnel

Personnel costs and expenses in Brazil totaled R$ 596 million in 2Q15, 15.8% less than in 2Q14, due to the downsizing in staff occurred in April this year, in addition to a series of measures adopted in order to increase productivity and efficiency, control overtime and on-call hours, combined with a more restrictive hiring policy. These costs remained virtually flat compared with the previous quarter, given that the staff downsizing was offset by the seasonal effect of the holiday period which occurs in the first quarter.

Interconnection

Interconnection costs in Brazil ended 2Q15 at R$ 427 million, a significant drop of 36.4% y.o.y and -15.2% q.o.q, due to the decline in MTR cuts and voice and SMS off-net traffic.

Third-party Services

Costs and expenses related to third-party services in the Brazilian operations totaled R$ 1,574 million in 2Q15, 3.2% up compared to 2Q14, impacted by the electricity tariff increases and higher expenses with TV content and VAS — due to the expansion of the pay TV customer base and the upturn in data traffic. On the other hand, expenses with sales commissions, freight, travel and call center declined as a consequence of cost reduction efforts. Third-party costs moved up by 2.7% over 1Q15, chiefly due to the increase in electricity tariff.

Network Maintenance Service

Network maintenance service costs in Brazil increased by 12.4% y.o.y. and 8.6% q.o.q., reaching R$ 490 million in 2Q15, mainly due to contractual adjustments with the network service providers. It is important to highlight that this expense line is associated with the quality of services, which is also a prioriy of the Company, despite the focus on cost reduction and efficiency gains. This increase shows that Oi is not sacrificing its operations to deliver short-term results.

Handset Costs/Other (COGS)

Handset costs in the Brazilian operations fell substantially in this quarter, (-79.4% y.o.y and -74,2% q.o.q) , reaching R$ 36 million, due to the Company’s new strategy of outsourcing sales and managing the handset inventory, which was implemented at the beginning of the quarter, as explained before.

Marketing

Marketing expenses totaled R$ 91 million in 2Q15, which corresponds to half of the amount recorded in the same period last year, when there was a non-recurring increase in marketing expenses due to the World Cup campaigns. In sequential terms, there was an upturn of 173.8%, due to lower spending on institutional advertising in 1Q15.

Rent and Insurance

The Company presented rent and insurance expenses in Brazil of R$ 811 million in 2Q15, 2.3% higher than in 2Q14. This was a result of the dollar appreciation and contractual adjusments, which had a direct impact on operational leasing contracts, especially those of GlobeNet and the SES-6 satellite, and due to the increase in leased capacity of GlobeNet, in addition to the growth of costs with network infrastructure leasing, due to the sale of one mobile towers lot, concluded in December 2014. In a sequential basis, there was a 7.4% decline, due to annual contractual adjustments.

Provision for Contingencies

The Brazilian operations’ expenses with provisions for contingencies reached R$ 269 million in 2Q15,  +27.4% y.o.y and 20.5% q.o.q, due to the increase in the number of claims in the Special Civil Court (JEC), with a relative increase in the average payment.

Provision for Bad Debt

In 2Q15, the provision for bad debt totaled R$ 179 million, 3.1% higher than in 2Q14 and 22.7% up on 1Q15. The provision increase reflects the deterioration of the Brazilian economic scenario, in which the decline in consumption, production and employment had a direct impact on the bad debt levels of companies in all sectors of the economy. At Oi, the biggest impacts were in Residential wireline and in small and median enterprises (SME). Provision for bad debt were 2.7% of operating Brazilian net revenue (+0.2 p.p. y.o.y).

EBITDA

Table 3 – EBITDA and EBITDA margin

	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Oi S. A. Pro-forma
EBITDA (R$ million)	1,899	1,833	2,011	3.6%	-5.6%	3,910	4,907	-20.3%
Brazil	1,768	1,719	1,928	2.9%	-8.3%	3,697	4,675	-20.9%
Others	131	114	83	14.4%	57.5%	213	231	-7.8%
EBITDA Margin (%)	28.0%	25.6%	28.6%	2.4p.p.	-0.6p.p.	28.3%	34.4%	-6.1p.p.
Non-routine Items	48	-78	0	-161%	—	48	-1,326	—
Reported OPEX	4,885	5,321	5,029	-8.2%	-2.9%	9,913	9,348	6.0%
Routine EBITDA (R$ million)	1,947	1,754	2,011	11.0%	-3.2%	3,958	3,581	10.5%
Brazil	1,816	1,640	1,928	10.7%	-5.8%	3,745	3,350	11.8%
Others	131	114	83	14.4%	57.5%	213	231	-7.8%
Routine EBITDA Margin (%)	28.7%	24.5%	28.6%	4.2p.p.	0.1p.p.	28.6%	25.1%	3.5p.p.
Brazil	27.7%	23.7%	28.2%	4.1p.p.	-0.5p.p.	28.0%	24.3%	3.7p.p.
Others	57.0%	52.2%	41.6%	4.8p.p.	15.4p.p.	49.8%	52.2%	-2.3p.p.

Consolidated routine EBITDA totaled R$ 1,947 million in 2Q15, a growth of 11.0% comparing to 2Q14 and a decrease of 3.2% comparing to the previous quarter.

The routine EBITDA of the Brazilian operations reached R$ 1,816 million, an increase of 10.7% y.o.y fueled by cost discipline and focus on operational efficiency. In the quarter, the routine EBITDA margin of the Brazilian operations reached 27.7%, versus 23.7% in 2Q14 (+4.1 p.p.). In the sequential comparison, Brazil’s routine EBITDA fell by 5.8% chiefly due to the 4.2% reduction in net revenues in the period.

In 2Q15, non-routine opex items totaled R$ 48 million, which was due to severance costs incurred with the layoff of employees in April this year.

Routine EBITDA from other international operations (Africa and East Timor) reached R$ 131 million in the quarter (+14.4% y.o.y. and +57.5% q.o.q.), due to the positive impact in operation net revenues in Namibia and due to the reduction in provision for bad debt in Angola.

Capex

Table 4 – Capex

R$ million	2Q15	2Q14	4Q14	YoY	QoQ	1H15	1H14	YoY
Capex - Pro-forma
Brazil	1,041	1,380	984	-24.5%	5.8%	2,025	2,588	-21.7%
Others	27	47	41	-41.8%	-33.2%	68	113	-39.5%
Total	1,069	1,427	1,025	-25.1%	4.3%	2,093	2,700	-22.5%

2Q15 investments stood at R$ 1,069 million (-25.1% y.o.y. and +4.3% q.o.q.) on a consolidated basis. In the same period, Capex in Brazil came to R$ 1,041 million, 24.5% lower than in 2Q14 and 5.8% up on   1Q15.

The Company maintained its focus on more efficient capital allocation, investing in the capacity expansion of the transport network and in the improvement of the 3G mobile and fixed broadband networks. As a result, Oi has enhanced the quality of the services it provides, with continuous improvement in Anatel’s mobile quality indicators and the reduction in fixed broadband bottlenecks, despite the increase in data traffic volume.

Examples of investments to expand the transport capacity of its network include (i) the construction of a new transmission grid, which currently connects 12 state capitals in the Northeast and the South of the country in a transmission network with more than 30,000 kilometers of fiber optic cable using OTN-100G equipment, among the most modern technology available on the market, which ensures transport capacity for the entire IP traffic, which has been growing consistently every year. This investment will also ensure Oi’s capacity to grow rapidly and at a lower cost in the coming years, in addition to adding more resilience to the network; and (ii) the implementation of Single Edge equipment in all Brazilian states, which will bring a new IP network architecture that is simpler and closer to our customers. The current network has different accesses for corporate, mobile and residential customers. With Single Edge, which is already used by large operators in Europe and the United States, data traffic will be grouped, bringing important operational and resource gains, such as the possib ility of expanding the network more rapidly, reducing energy consumption and repair costs, facilitating maintenance and operation, and simplifying the technical training of operating and engineering staff.

In the Brazilian operations, R$ 916 million (88.0% of total Capex) was allocated to the network in 2Q15.

Operational Cash Flow (EBITDA –Capex)

Table 5 – Operational Cash Flow

R$ million	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Oi S.A. - Pro-forma
Routine EBITDA	1,947	1,754	2,011	11.0%	-3.2%	3,958	3,581	10.5%
Capex	1,069	1,427	1,025	-25.1%	4.3%	2,093	2,700	-22.5%
Routine Operational Cash Flow (EBITDA - Capex)	878	328	986	168.0%	-11.0%	1,865	881	111.7%

Table 6 – Operational Cash Flow of Brazilian Operations

R$ million	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Oi S.A.
Routine EBITDA	1,816	1,640	1,928	10.7%	-5.8%	3,745	3,350	11.8%
Capex	1,041	1,380	984	-24.5%	5.8%	2,025	2,588	-21.7%
Routine Operational Cash Flow (EBITDA - Capex)	775	260	944	197.6%	-17.9%	1,719	762	125.6%

Consolidated routine operational cash flow (Routine EBITDA minus Capex) totalled R$ 878 million in 2Q15, a substantially greater value compared to the reported in 2Q14, when reached R$ 328 million, and 11.0% lower than in 1Q15.

In 2Q15, routine EBITDA minus Capex of the Brazilian operations totaled R$ 775 million, a 197.6% y.o.y. increase due to the upturn in routine EBITDA and more efficient investments. In the sequential comparison, the 17.9% decline was chiefly due to lower routine EBITDA in the period.

Depreciation / Amortization

In 2Q15, the Company reported depreciation and amortization expenses of R$ 1,272 million (+20.9% y.o.y. and +4.4% q.o.q.).

Table 7 – Depreciation and Amortization

R$ million	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Depreciation and Amortization Pro-forma
Total	1,272	1,053	1,218	20.9%	4.4%	2,491	2,257	10.4%

Financial Results

Table 8 - Financial Results (Oi S.A. Consolidated)

R$ Million	2Q15	2Q14	1Q15	1H15	1H14
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-876	-579	-853	-1,730	-1,242
Net FX result (on fin. investments and loans and financing)	-399	-249	-144	-543	-492
Other Financial Income / Expenses	66	-209	-271	-206	-497
Net Financial Income (Expenses)	-1,210	-1,038	-1,269	-2,479	-2,231

The Company posted net financial expenses of R$ 1,210 million in 2Q15, 4.7% lower than in 1Q15 and 16.6% up on 2Q14. It is worth noting that the 2Q15 result includes one month of net financial expenses from Portugal Telecom International Finance (PTIF), whose debt was no longer classified as liabilities associated to held-for- sale assets, but included in the Company’s consolidated result.

The q.o.q. increase of R$ 23 million in “net interest” and R$ 255 million in the “net foreign exchange result” was more than offset by the decline in “other financial income/expenses”, which reached R$ 66 million in 2Q15.

The variation in net interest was chiefly due to the impact of one additional month of net interest from PTIF, associated with the higher CDI in the period, as a result of the successive increases in the Selic rate by the Central Bank. The increase in the foreign exchange results basically reflect the impact of the higher CDI on the Company’s hedging cost, as well as the upturn in average debt denominated in foreign currency, due to the latest disbursements and the issue of Eurobonds due in 2021. The reversal from other financial expenses to other financial income was the result of the financial gain with the prepayment of debentures in the quarter (approximately R$ 250 million, net of the write-off of funding costs), as part of the liability management process after the inflow of proceeds received from the sale of PT Portugal, in addition to lower expenses with monetary variation on other liabilities, associated with higher interest income on judicial deposits.

Net Earnings (Loss)

Table 9 — Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	2Q15	2Q14	1Q15	YoY	QoQ	1H15	1H14	YoY
Net Income
Earnings before interest and taxes (EBIT)	627	757	793	-17.2%	-21.0%	1,419	2,566	-44.7%
Financial Results	-1,210	-1,038	-1,269	16.6%	-4.7%	-2,479	-2,231	11.1%
Financial Expenses	-1,780	-1,412	-1,576	26.1%	12.9%	-3,356	-2,885	16.3%
Financial Income	570	374	307	52.5%	85.8%	877	653	34.3%
Income Tax and Social Contribution	141	96	62	46.4%	127.2%	203	-291	n.m.
Net Earnings (Loss) from Continuing Operations	-442	-185	-414	139.4%	6.7%	-856	43	n.m.
Net Results from Discontinued Operations	1,113	-33	-32	n.m.	n.m.	1,080	-33	n.m.
Consolidated Net Earnings (Loss)	671	-217	-447	n.m.	n.m.	224	10	2133.8%
attributable to owners of the Company	620	-221	-401	n.m.	n.m.	219	7	3183.6%
attributable to non-controlling interests	51	3	-45	1403.6%	n.m.	5	3	63.0%

Oi recorded earnings before interest and taxes (EBIT) of R$ 627 million (-17.4% y.o.y and -21.0% q.o.q), due to depreciation and amortization expenses. As a result of the negative variation of the financial result, Oi S.A. recorded a net loss from continuing operations of R$ 442 million in 2Q15.

In the consolidated earnings’ view, the Company recorded a net earnings of R$ 671 million in 2Q15, including the accounting impacts of R$ 1,113 million related to the results from the discontinued operations of PT Portugal that are part of the sale agreement with Altice S.A. As mentioned in 4Q14, this figure includes the positive effect related to exchange variation gains over PT Portugal book value, which was registered on the shareholders’ equity at that time. With the completion of PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

Debt & Liquidity

Table 10 - Debt

R$ million	Jun/15	Jun/14	Mar/15	% Gross Debt
Debt
Short Term	7,603	7,294	4,969	14.8%
Long Term	43,677	44,933	29,668	85.2%
Total Debt	51,280	52,228	34,637	100.0%
In Local Currency	17,061	19,908	21,022	33.3%
In Foreign Currency	37,146	33,037	17,940	72.4%
Swaps	-2,927	-718	-4,325	-5.7%
(-) Cash	-16,636	-5,988	-2,079	-32.4%
(=) Net Debt	34,644	46,239	32,557	67.6%

The Company’s consolidated gross debt ended 2Q15 at R$ 51,280 million, versus R$ 34,637 million in the previous quarter. It is worth noting that the Company completed the sale of PT Portugal to Altice on June 2, 2015. As a result, debt from Portugal Telecom International Finance — PTIF, which had been classified as liabilities associated to held-for-sale assets, was reclassified to Oi S.A.’s consolidated debt. This does not consider the R$ 3 billion of debt left in PT Portugal for further payment by them. At the same time, as PTIF’s debt of approximately R$ 17 billion was reclassified, there was a cash inflow resulting from the divestment of approximately the same amount, not affecting, therefore, the Company’s net debt.

At the end of the quarter, PTIF’s debt contributed with R$ 16,263 million to consolidated gross debt. Immediately after receiving the proceeds from the PT Portugal sale, the Company began a liability management process, having prepaid debt totaling R$ 3.2 billion related to debentures held by Oi S.A.

The cash was received in euros, acting as a natural hedge for PTIF’s debt, also denominated in that currency. The Company has the Board of Directors’ commitment to contract hedging for its debt denominated in foreign currency, in case it decides to internalize any portion of these funds in euros for the pre-payment of debt that is not denominated in euros.

In June, the Company borrowed EUR 600 million, due in 2021. The transaction was linked to the repurchase of Oi’s and PTIF’s existing bonds due in 2016 and 2017 and is part of the Company’s strategy to extend the average debt term, easing the amortization schedule (liability management). In addition, in April and May of 2015, the Company made disbursements of its Revolving Credit Facility line totaling USD 700 million.

The Company ended 2Q15 with a cash balance of R$ 16,636 million, resulting in a net debt of R$ 34,644 million, an increase of 6.4% comparing to 1Q15. The sequential growth was chiefly due to the payment of regulatory obligations (3G licences bianual concession fee), and the financial result.

Considering that Portugal Telecom’s debts is fully denominated in euros, the portion of debt in foreign currency represented 68.7% of total debt in 2Q15. Excluding the debt incorporated with this transaction, debt denominated in foreign currency closed 2Q15 at 55.4% (versus in 46.4% in 1Q15), with virtually no exposure to exchange rate fluctuations.

The debt’s consolidated average term remained stable at 3.7 years in 2Q15. This amount was also influenced by Oi S.A.’s and PTIF’s short-term debt, especially Bond Euro 2016 (EUR 543 million, due in February 2016), Retail Bonds (EUR 400 million, due in July 2016), Revolving lines in reais (R$ 1,300 million, due in December 2015), Revolving lines in dollars (USD 700 million, due in October 2016) and Bond BRL 9.75% (R$ 1,100 million, due in September 2016.)

Table 11 — Net Debt Variation

R$ Milhões	2T15	2T14	1T15
Dívida Líquida Inicial	32,557	30,291	30,563
(-) EBITDA de Rotina	1,816	2,207	1,928
(-) Receitas (Despesas) Não Recorrentes (1)	-37	78	0
(+) Capex (2)	1,041	1,573	984
(+) Depósitos Judiciais	237	280	191
(+) IR/CS	79	278	114
(+) Var. Capital de Giro (3)	463	-587	645
(+) Licenças 3G/4G	554	0	0
(+) Taxas Anatel	325	0	753
(+) Resultado Financeiro	1,167	934	1,080
(+) Imposto sobre JCP Intercompany	0	0	155
(-) Aumento de Capital	0	7,956	0
(+) Dívidas PT	0	21,277	0
(+) Título RioForte	0	2,763	0
(+) Variação Cambial	0	-433	0
(+) Outros movimentos	0	104	1
Dívida Líquida Final	34,644	46,239	32,557

(1) Excludes assets disposals

(2) Economic capex in the period

(3) Includes de difference in capex disbursement and economic capex

Oi S.A. ended 2Q15 with a net debt of R$ 34,644 million, an increase of 6.4% comparing to 2Q14, mainly impacted by the annual payment of the 3G license, the bi-annual concession fee payment, and the financial expenses. In the second half, cash burn is expect to be lower as the one offs from 1H15 do not recur, for instance, all the regulatory fees paid in the amount of R$ 1.6 billion in the first half of 2015.

Table 12 — Gross Debt Amortization Schedule

						2020
(R$ million)	2015	2016	2017	2018	2019	onwards	Total
Schedule for the Amortization of Gross Debt
Amortization in Real	2,227	4,044	3,469	2,945	2,411	1,965	17,061
Amortization in Euro + swap	273	3,253	4,318	2,601	2,621	7,355	20,422
Amortization in other currencies + swap	1,149	3,554	766	692	192	7,445	13,798
Gross Debt Amortization	3,649	10,851	8,554	6,238	5,223	16,766	51,280

Table 13 — Gross Debt Breakdown

R$ million

Breakdown of Gross Debt	2Q15
Int’l Capital Markets	32,187
Local Capital Markets	4,688
ECAs & Int’l Development Banks	4,374
National Development Banks	6,025
Commercial Banks	7,474
Hedge and Borrowing Costs	-3,467
Total Gross Debt	51,280

On June 30, 2015, the Company had credit lines already contracted and available for disbursement as shown below:

•     BNB: R$ 371 million line of credit

•     Revolving lines of credit with commercial banks:

•                  R$ 931 million in dollars

•                  R$ 200 million

•     ECAs: R$ 1.5 billion in dollars/euros

Asset Disposals

Since 2012, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increas e Oi’s financial flexibility and obtain savings, once the Company acquires the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, there are savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes.

It is important to highlight that the cost of these transactions (including costs, expenses, Capex and fiscal effects) is lower than the Company’s average funding costs, which demonstrates Oi’s focus on financial discipline and improvement of the cash flow profile.

The table below shows more details regarding these previously announced transactions:

Table 14 — Disposal of Assets

Pro-forma Numbers	Fixed Towers	Real Estate(1)	Fixed Towers	Globe Net	Mobile Towers	Mobile Towers
Date of Signed Contract	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	Jun/14
Term of lease (years)	20 - 40	—	20 - 40	13	15	15
Quantity	4,226	1	2.113	—	2,007	1,641
Date of Closing	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	Dec/14
Transaction value (R$ billion)	1.1	0.2	0.7	1.8	1.5	1.2
EBITDA impact of disposals (R$ billion)	n.m.	0.2	n.m.	1.5	1.3	1.1

(1) - Cash-in still pending

The chart above reflects the Management’s current view and is subject to various risks and uncertainties, including economic, regulatory and antitrust factors. Any changes to these assumptions or factors may lead to actual results differ from current expectations.

Oi S.A. Consolidated

Income Statement - R$ million	2Q15	2Q14	1Q15	1H15	1H14
Net Operating Revenues	6,784	7,080	7,040	13,824	13,956
Operating Expenses	-4,885	-5,278	-5,029	-9,913	-9,201
Personnel	-622	-726	-617	-1,239	-1,386
Interconnection	-451	-673	-506	-956	-1,429
Third-Party Services	-1,619	-1,541	-1,553	-3,173	-3,033
Network Maintenance Service	-501	-439	-460	-961	-914
Handset Costs/Other (COGS)	-48	-179	-149	-197	-281
Marketing	-98	-189	-39	-137	-307
Rent and Insurance	-823	-799	-886	-1,709	-1,576
Provision for Contingencies	-269	-211	-223	-492	-357
Provision for Bad Debt	-182	-177	-169	-352	-381
Taxes and Other Revenues (Expenses)	-224	-421	-426	-651	-862
Other Operating Revenues (Expenses), net	-48	78	0	-48	1,326
EBITDA	1,899	1,802	2,011	3,910	4,755
Margin %	28.0%	25.5%	28.6%	28.3%	34.1%
Depreciation and Amortization	-1,272	-1,045	-1,218	-2,491	-2,190
EBIT	627	757	793	1,419	2,566
Financial Expenses	-1,780	-1,412	-1,576	-3,356	-2,885
Financial Income	570	374	307	877	653
Income Before Tax and Social Contribution	-583	-281	-476	-1,059	334
Income Tax and Social Contribution	141	96	62	203	-291
Net Earnings (Loss) from Continuing Operations	-442	-185	-414	-856	43
Net Results from Discontinued Operations	1,113	-33	-32	1,080	-33
Consolidated Net Earnings (Loss)	671	-217	-447	224	10
Margin %	9.9%	-3.1%	-6.3%	1.6%	0.1%
Profit (Loss) attributed to the controlling shareholders	620	-221	-401	219	7
Profit (Loss) attributed to the non-controlling shareholders	51	3	-45	5	3
Outstanding Shares Thousand (ex-treasury)	700,461	616,512	842,766	771,614	390,257
Earnings per share (R$)	0.8849	-0.3582	-0.4762	0.2832	0.0171

Oi S.A. Consolidated

Balance Sheet - R$ million	06/30/2015	03/31/2015	06/30/2014
TOTAL ASSETS	93,310	106,984	107,832
Current	38,041	51,075	25,493
Cash and cash equivalents	13,496	1,822	5,531
Financial investments	3,022	142	268
Derivatives	391	650	123
Accounts Receivable	7,831	8,092	9,681
Inventories	447	458	787
Recoverable Taxes	577	536	825
Other Taxes	957	962	1,123
Assets in Escrow	1,231	1,163	1,112
Held-for-sale Assets	8,449	35,531	119
Other Current Assets	1,642	1,721	5,924
Non-Current Assets	55,269	55,909	82,339
Long Term	26,139	26,597	26,624
.Recoverable and Deferred Taxes	8,530	8,228	8,114
.Other Taxes	697	724	779
.Financial investments	119	116	189
.Assets in Escrow	12,758	12,560	11,809
.Derivatives	3,681	4,600	1,343
.Financial Assets Available for Sale	0	0	4,003
.Other	355	369	387
Investments	143	146	299
Property Plant and Equipment	25,522	25,557	35,880
Intagible Assets	3,465	3,610	19,536

TOTAL LIABILITIES	93,310	106,984	107,832
Current	18,261	43,835	21,448
Suppliers	4,036	4,347	6,460
Loans and Financing	6,956	4,910	6,819
Financial Instruments	1,037	709	599
Payroll and Related Accruals	520	667	927
Provisions	1,084	1,038	1,297
Pension Fund Provision	23	150	95
Payable Taxes	259	194	436
Other Taxes	1,435	1,509	1,733
Dividends Payable	113	184	235
Liabilities associated to held-for-sale assets	1,043	28,276	0
Authorizations and Concessions Payable	822	763	585
Other Accounts Payable	932	1,087	2,262
Non-Current Liabilities	56,583	43,760	60,319
Loans and Financing	47,251	34,052	46,127
Financial Instruments	107	215	149
Other Taxes	902	897	1,536
Contingency Provisions	4,025	4,097	4,537
Pension Fund Provision	333	334	3,410
Outstanding authorizations	9	726	672
Other Accounts Payable	3,956	3,438	3,634
Shareholders’ Equity	18,466	19,390	26,066
Controlling Interest	17,006	17,887	24,646
Minority Interest	1,460	1,503	1,420

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Prior Consent of ANATEL and Call of the Shareholders’ Meeting of Oi

On July 30, Oi informed its shareholders and the market in general that, during the meeting held on July 30, 2015, the Board of Directors of the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL) approved the request for Prior Consent, subject to the evidence of tax regularization, for the transactions and measures disclosed in the Material Facts dated March 31 and July 22, 2015, notably the merger of Telemar Participações S.A. (“TmarPart”) with and into Oi (the “Merger”).

Accordingly, in light of ANATEL’s prior consent having been granted, the extraordinary shareholders’ meeting of the Company (the “Meeting”) has been called on this date, to be held on September 1, 2015, at 11:00 a.m., at the headquarters of the Company, to discuss and vote primarily on: (1) the Merger; (2) the approval of the new bylaws of Oi, reflecting the adoption by Oi of heightened corporate governance standards; (3) the election of the new Board of Directors of Oi; and (4) the opening of the period for the voluntary exchange of preferred shares of Oi into common shares, as approved in the Meeting of the Board of Directors of Oi held on July 22, 2015 and disclosed in the Material Fact on the same date.

The documents and information regarding the items of the Agenda of the Meeting, especially the information required by CVM Instruction No. 481/09, are available to the shareholders of Oi at the Company’s headquarters and at the Company’s Investor Relations website (www.oi.com.br/ri). A copy of this material can also be accessed through Sistema IPE of the CVM (www.cvm.gov.br) and BM&FBovespa’s website (www.bmfbovespa.com.br).

For further information, please access the Notice to the Market: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=215943

Conclusion of the auction for the disposal of shares

On July 03, Oi informed its shareholders and the market in general, that the last auction of grouped share fractions, created because of the reverse split of shares, as authorized at the Extraordinary Shareholders’ Meeting, held on November 18, 2014, took place on June 30, 2015.

Over the course of the three auctions, 1,069,131 ordinary and 1,162,652 preferred shares of the Company were sold, representing the entirety of shares formed by the grouping of share fractions.

The proceeds from the sale of the entire shares during the auctions will be credited proportionally to the respective owners of share fractions, on July 10, 2015, in the following manner: (a) shareholders who are Banco do Brasil S.A. (“Banco do Brasil”) account holders, will automatically be credited their amount due to the account in their name with Banco do Brasil, as long as they expressed interest to receive the funds due to them in this way and their registration with Banco do Brasil is up to date; (b) for shareholders whose shares are in custody with the Central Depositária of the BM&FBOVESPA, their amount due will be credited directly to the BM&FBOVESPA, who is responsible to transfer these to the shareholders via the custodian; and (c) the remaining eligible shareholders shall make a request at the Banco do Brasil branch of their preference to issue a notice of payment in order to either receive the funds due at the teller or have them credited to a bank account of another bank, at the shareholders expense, as long as they provide the relevant bank details (i.e.: bank name, branch, and account number).

For further information, please access the Notice to the Market: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=215125

Conclusion the issuance of foreign currency

On June 22, Oi informed its shareholders and the market in general that it has concluded the issuance of foreign currency denominated 5.625% Senior Notes due 2021 through its wholly-owned subsidiary Oi Brasil Holdings Coöperatif UA (“Oi Holanda”), in the aggregate principal amount of €600,000,000 (the “Notes”). Interest due on the Notes will accrue at a rate of 5.625% per annum and will be paid annually. The Notes are unconditionally and irrevocably guaranteed by the Company and will be listed on the Global Exchange Market of the Irish Stock Exchange (the “Issuance”).

The Company used or will use the proceeds from the Issuance to (i) repurchase a portion of the outstanding balance of each of the (a) 5.625% Notes due 2016 issued by Portugal Telecom International Finance B.V. (“PTIF”); (b) 4.375% Notes due 2017 issued by PTIF; (c) 5.242% Fixed Rate Notes due 2017 issued by PTIF; and (d) 5.125% Notes due 2017 issued by the Company (collectively, the “Old Notes”), and (ii) the remaining proceeds to pre-pay or refinance other Company debt.

The Notes were not registered in the United States in accordance with U.S. securities laws and may not be offered or sold in the United States or to United States persons, except pursuant to a registration statement or an exemption from registration in accordance with U.S. law. There was neither an intention to register the offering of such notes nor a public offering thereof in the United States. Since the Notes were neither offered nor distributed in Brazil, no registration of the offering was made with the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

This communication does not constitute an offer to sell the Notes or a solicitation to purchase the Notes. The Notes will not be sold in any state or jurisdiction in which an offer to sell the Notes would be prohibited according to the securities laws of such state or jurisdiction.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=214316

Closing of the Sale of PT Portugal’s Shares to Altice

On June 02, Oi informed its shareholders and the market in general that, after satisfying all of the contractual conditions precedent, the sale by Oi of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”) to Altice Portugal, S.A. (“Altice Portugal”), primarily encompassing the operations conducted by PT Portugal in Portugal and Hungary, as disclosed in the Company’s Material Facts published on December 8, 2014, December 9, 2014, January 22, 2015 and April 22, 2015, became effective on this date.

Altice Portugal disbursed the total amount of 5.789 billion Euros for the acquisition of PT Portugal, of which 4.920 billion Euros were paid in cash to Oi and 869 million Euros were allocated to immediately repay outstanding indebtedness of PT Portugal in Euros. The final purchase price is subject to post-closing adjustments to be calculated within the next months as a result of changes in the cash, indebtedness and working capital positions on the closing date.

For further information, please access the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=213846

2014 Annual Sustainability Report

On May 29, Oi disclosed its 2014 Annual Sustainability Report, which was prepared in accordance with the Global Reporting Initiative (GRI) guidelines for the fourth year.

Committed to the reporting development, Oi adopted this year the GRI’s G4 version, enhancing its materiality process and focusing on the most material issues to its stakeholders. The analysis of these issues was the base to select the indicators.

Another innovation was the preparation of the abbreviated version of the report, in Portuguese and English versions, which aims to objectively present to the stakeholders the social, economic and environmental highlights of 2014.

For further information, please access the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=213794

Oi Announces Result of PT Portugal Bondholder Meeting

On May 19, Oi informed its shareholders and the market in general that, at an adjourned meeting of the holders of the €400,000,000 6.25% Notes due 2016 issued by PT Portugal, SGPS, S.A. (the “Issuer”) and guaranteed by Oi (the “Notes”) held on this date (as the initial meeting held on 4 May 2015 was adjourned due to being inquorate), at the Issuer’s registered office, at Avenida Fontes Pereira de Melo, 40, in Lisbon, the Extraordinary Resolution relating to the Consent Solicitation has passed. Consent to the adoption of the Extraordinary Resolution was sought in accordance with the terms and conditions set out in the Consent Solicitation Memorandum dated 9 April 2015 (the “Consent Solicitation Memorandum”). This announcement should be read together with the Consent Solicitation Memorandum. Capitalized terms used in this announcement but not defined have the meanings given to them in the Consent Solicitation Memorandum.

For further information, please access the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=213068

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (1)	Pharol SGPS	Free-Float
Common	286,155,319	55,859,940	29,054,978	20,254,384	57,145,521	123,838,872
Preferred	572,316,691	102,150,550	1,828,991	67,812,357	77,155,529	323,364,851
Total	858,472,010	158,010,490	30,883,969	88,066,741	134,301,050	447,203,723

Shareholding position as of June 30th, 2015.

Note: (1) AG Telecom, Andrade Gutierrez, BNDES, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

Portuguese

Date:	Thursday, August 13, 2015 11:00 a.m. (Brasília) / 10:00 a.m. (NY) / 3:00 p.m. (UK)

Access:	Phone: +55 (11) 2188-0155 Webcast: Click here

Replay:	+55 (11) 2188-0400 Available until August 19, 2015 Code: Oi

English

Date:	Thursday, August 13, 2015 9:00 a.m. (Brasília) / 8:00 a.m. (NY) / 1:h00 p.m. (UK)

Access:	Phone: 1-877-883-0383 (USA) 1-412-902-6506 (other countries) Code: 3269661 Webcast: Click here

Replay:	1-877-344-7529 (USA) 1-412-317-0088 (other countries) Available until August 20, 2015 Code: 10068318

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of June 30, 2015. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

On June 2, 2015, Oi S.A. informed its shareholders and the market in general that, after satisfying all of the contractual conditions precedent, the sale by Oi of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”) to Altice Portugal, S.A. (“Altice Portugal”), primarily encompassing the operations conducted by PT Portugal in Portugal and Hungary, became effective on that date. For more information about the accounting treatment and the impact on the financial statements, refer to the interim financial information (ITR) for the period ended on June  30, 2015.

In order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA), depreciation/amortization and investments.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi — Investor Relations

Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.